FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 24, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho”)

English translation of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho”)

1.	Reason for Filing

To report, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Meeting of Board of Directors adopted on February 24, 2014, Kyocera Corporation (the Company) will split off the marketing and sales division of its crystal components business and transfer these operations, by means of corporate split effective on April 1, 2014, to Kyocera Crystal Device Corporation (KCD), a wholly owned consolidated subsidiary of the Company, which specializes in the development and manufacture of crystal components.

2.	Matters Reported

(1) Outline of the company undertaking corporate split

1) Status of the company undertaking corporate split

Trade Name	Kyocera Crystal Device Corporation
Location of Headquarter	Higashine-shi, Yamagata
Name and Title of Representative	Shigeaki Kinori, President and Representative Director
Capital Amount	16,318 million yen (as of March 31, 2013)
Total Shareholders’ Equity	34,233 million yen (as of March 31, 2013)
Total Assets	39,180 million yen (as of March 31, 2013)
Principal Businesses	Development and Manufacturing of Crystal Components

2) Performances for the most recent three fiscal years ended March 31

	(Millions of Yen)
	Fiscal Years Ended March 31,
Kyocera Crystal Device Corporation	2011	2012	2013
Net Sales	36,453	30,241	21,270
Profit (Losses) from Operations	530	(2,103)	(1,943)
Recurring Income (Losses)	1,753	(971)	(594)
Net Income (Losses)	25	(2,957)	(1,409)

3) The name of principal shareholder and its shareholding ratio

Kyocera Corporation: 100%

4) Relationship with the Company

Capital Relationship:	KCD is a wholly owned consolidated subsidiary of the Company.

Personal Relationship:	As of the date of submission of this report, the Directors and the members of Audit and Supervisory Board of KCD are delegated from the Company. Certain employees of the Company are dispatched to KCD and certain employees of KCD are dispatched to the Company.

Trade Relationship:	KCD purchases raw materials from the Company and provides products for the Company. KCD rents manufacturing properties from the Company. The Company acts for KCD to manage certain portion of KCD’s cash.

(2) Purpose of corporate split

Within its crystal components business, the Company currently undertakes marketing and sales, while KCD undertakes development and manufacture. Demand for crystal components, one of the key components for digital consumer equipment such as smartphones, is expected to grow in the communication and auto-related markets in the future. The Company aims to further expand its crystal components business through KCD’s succession to the marketing and sales division of the crystal components business of the Company, and through enhancement of the cooperation between the development and production and the marketing and sales divisions, which will enable more accurate and timely identification of market needs and more appropriate response thereto.

(3) Method of corporate split, allocation of shares and other contents of corporate split

1) Method of corporate split

This will be a so-called “dividing and succeeding corporate split,” in which the Company will be the divided company and KCD will be the succeeding company.

2) Allocation of shares

One share to be issued by KCD in the corporate split shall be allocated to the Company.

3) Other contents of corporate split

a) Schedule of corporate split

Meeting of Board of Directors of the Company to approve agreement for corporate split:	February 24, 2014
Execution of agreement for corporate split:	February 24, 2014
General Shareholders Meeting of KCD to approve agreement for corporate split*:	February 24, 2014

*	The Company will undertake the corporate split without approval from a General Shareholders Meeting in accordance with Article 784-3 (Simplified procedure for corporate split) of the Companies Act of Japan.

Effective date of corporate split:	April 1, 2014 (scheduled)
Registration of corporate split in the commercial register:	April 1, 2014 (scheduled)

b) Change of capital amount

There will be no change in the succeeding company’s capital amount in connection with the corporate split.

c) Rights and Obligations to which the Succeeding Company (KCD) will Succeed

As of the effective date of the corporate split, KCD will succeed to all assets, liabilities, rights and obligations under agreements and contracts to which the Company is a party, belonging to the Company’s crystal components business.

(4) Basis of calculation of allocation ratio related to corporate split

Because the corporate split will be made between the Company and a wholly-owned subsidiary thereof, the Company and KCD have agreed that one share of KCD shall be issued and allocated to the Company.

(5) Status of the succeeding company after corporate split

Trade Name	Kyocera Crystal Device Corporation
Location of Headquarter	Higashine-shi, Yamagata
Name and Title of Representative	Shigeaki Kinori, President and Representative Director
Capital Amount	16,318 million yen
Total Shareholders’ Equity*	Not yet determined
Total Assets*	Not yet determined
Principal Businesses	Development, Manufacturing and Sales of Crystal Components

* As of the date of submission of this report, total shareholders’ equity and total assets of the succeeding company have not yet been determined.

(6) Items of securities’ issuer in the case that securities issued for allocation related to corporate split are other than the succeeding company’s stock, corporate bond, stock acquisition rights, bond with stock acquisition rights and equity securities

Not Applicable